

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 6, 2017

Ronald A. Duncan
President and Chief Executive Officer
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

>   **Re: General Communication, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 8, 2017**
>   **File No. 333-219619**

Dear Mr. Duncan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

Questions and Answers

What is the reincorporation merger?, page 21

1.   Please further explain your statement that "the common stock of the surviving corporation will be divided into series, rather than classes" in light of the fact that GCI Liberty will have Class A, Class B and Class C common shares and preferred shares authorized and/or issued after the transactions.

Risk Factors

GCI Liberty will conduct its operations to maintain its exclusion from the 40 Act, but nevertheless, may become subject to the 40 Act., page 74

2.   On page 9, in section 9.II of the response letter, the registrant estimates the value of the Company's interest in Broadband Holdco to be $3,081 million after deducting approximately $1 billion of debt from the value of Broadband Holdco's total assets ($4,081 million). Please provide a legal analysis on your rationale for including Broadband Holdco's debt in the calculation of the value of Broadband Holdco's total assets for purposes of section 3(a)(1)(C) of the Act.

The Reorganization Agreement

Conditions to the Completion of the Transactions, page 140

3.   We note your response to prior comment 13. Please clarify whether it is the parties' intention not to resolicit stockholder approval of the transactions if any party waives the condition of receipt of a favorable tax opinion and the change in tax consequences is material.

Material U.S. Federal Income Tax Consequences of the Transactions

Tax Opinions, page 202

4.   We note your response to prior comment 15; however, your disclosures of the material tax consequences to shareholders throughout the proxy statement/prospectus continue to refer only to the tax opinions to be received by the parties as a waivable condition to the transactions. As it appears that the tax consequences of the transactions would be material to investors, please file executed tax opinions before effectiveness, as required by Item 601(b)(8) of Regulation S-K. In addition, disclose counsels' specific opinions in your discussion of the material tax consequences of the transactions. For guidance, refer to Sections III.A.2 and III.D.3 of Staff Legal Bulletin No. 19.

HoldCo Financial Statements, page F-2

Note (1) Basis of Presentation, page F-7

5.   Refer to your response to prior comment 16. We note that you state that the financial statements are prepared based on the composition "currently contemplated". Due to the terms of the agreement that allows discretion, we continue to believe that it is material to investors to know the extent of the discretion permitted in the agreement and the potential impact on financial statements. Please expand your description of the combined historical financial information to describe the discretion Liberty Interactive has in the

reattribution and any potential financial statement impact of changes to the interests, assets and liabilities contributed, including potential impact on net income (loss). Please revise disclosure on page F-25 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page F-141

Note (1) Basis of Pro Forma Presentation, page F-146

6. Refer to your response to prior comments 18 and 19. While we understand that the fair value of assets and liabilities will not differ significantly under the terms of the agreement, there could be a significant impact on Holdco's share of earnings (losses) of affiliates with changes in equity interests, assets and liabilities included in Holdco. Please revise to describe in detail the other assets and liabilities included in the pro forma financial information. Also, describe the uncertainty in the pro forma net income (loss) and/or cash flows that may result from any changes in equity interests, assets and liabilities included in Holdco that may result from Liberty Interactive exercising their discretion to substitute differing equity interests, assets and liabilities with equivalent fair values.

Note (3) Pro Forma Adjustments, page F-147

7. Refer to your response to prior comment 30. Please tell us whether compensation that may be paid or become payable to the named executive officers of GCI in connection with the Transactions is material to net income. If so, please include note disclosure explaining the terms and any current or future compensation amounts related to the GCI compensation proposal.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications